Term Sheet to

Preliminary Prospectus Supplement

Registration Statement No. 333-134915

Dated January 17, 2007

Rule 433

FINAL PRICING TERMS

The issuer	National Financial Partners Corp. (NYSE: NFP).
Securities offered	1,608,849 shares of common stock of the issuer, par value $0.10 per share, to be sold by certain stockholders of the issuer.
Over-allotment option	241,256 shares.
Price to public	$46.35 per share.
Trade date	January 17, 2007.
Settlement date	January 22, 2007.
Joint book-running managers	Goldman, Sachs & Co. and Banc of America Securities LLC.
Joint lead manager	Merrill Lynch & Co.
Concurrent offering of convertible senior notes

Concurrently with this offering, the issuer offered $200,000,000 aggregate principal amount of convertible senior notes due
2012 (plus an underwriters’ option to purchase up to an
additional $30,000,000 aggregate principal amount to cover
over-allotments). The notes are convertible into common stock at a conversion rate of 17.9791 shares of common stock per
$1,000 principal amount of notes, subject to adjustment.

The issuer intends to apply the net proceeds from the
concurrent offering to the following uses:

(i) approximately $19.0 million (and additional proceeds if the underwriters exercise their over-allotment option in full) to pay the net cost of the convertible note hedge and warrant
transactions;

(ii) Approximately $92.7 million to repurchase 2,000,000
shares (or approximately $106.6 million to repurchase
2,300,000 shares if the underwriters exercise their option to purchase additional shares in full in this offering) of the issuer’s common stock from Apollo Investment Fund IV, L.P. and
Apollo Overseas Partners IV, L.P. in the privately negotiated transaction described under the caption “Summary—
Concurrent Transactions” of the prospectus supplement; and

(iii) the repayment of a portion of outstanding amounts of
principal and interest under its revolving credit facility.

The consummation of this offering is not conditioned upon the consummation of the concurrent offering of the notes and vice versa.

Purchase of Convertible Note Hedge and Sale of Warrant	In connection with the offering of the notes, the issuer intends to enter into a convertible note hedge transaction with respect to the issuer’s common stock with one or more of the
underwriters (and/or one or more of its/their affiliates) (the
“counterparty”). The convertible note hedge transaction will cover, subject to customary anti-dilution adjustments,
approximately 3.6 million shares of the issuer’s common stock.
Concurrently with entering into the convertible note hedge
transaction, the issuer also intends to enter into a warrant transaction whereby the issuer will sell to the counterparty warrants to acquire, subject to customary anti-dilution
adjustments, approximately 3.6 million shares of the issuer’s common stock. If the underwriters exercise their over-allotment option to purchase additional notes, the issuer expects to use a portion of the net proceeds from the sale of the additional notes to enter into an additional convertible note hedge
transaction. In such event, the issuer would also expect to
enter into an additional warrant transaction.

The issuer has filed a registration statement (including a prospectus, dated June 9, 2006, and a preliminary prospectus supplement, dated January 16, 2007) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. toll-free at 1 866-471-2526 or Banc of America Securities LLC toll-free at 1-800-294-1322 (or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com).